SCHEDULE A
to the Investment Sub-Advisory Agreement

(as amended on September 19, 2013 and effective as of January 1, 2014)

Series of Advisors Series Trust	Annual Sub-Advisory Fee Rate as a Percentage of Fund’s Average Daily Net Assets
Orinda SkyView Macro Opportunities Fund	1.00%

ORINDA ASSET MANAGEMENT, LLC By: /s/ Craig M. Kirkpatrick Name: Craig M. Kirkpatrick Title: President	CRESCAT PORTFOLIO MANAGEMENT, LLC By: /s/ Dan Hoskins Name: Dan Hoskins Title: Chief Compliance Officer
ADVISORS SERIES TRUST As a Third Party Beneficiary, and as a party for purposes of Section 6, on behalf of the Funds listed on Schedule A By: /s/ Douglas G. Hess Name: Douglas G. Hess Title: President

A-1